August 14, 2008

VIA EDGAR

Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             iStar Financial Inc.
Form 10-Q for the period ended March 31, 2008
File No. 001-15371

Dear Mr. Woody:

                On behalf of our client, iStar Financial Inc. (the “Company”), we are transmitting for filing the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Ms. Catherine D. Rice of the Company, dated July 28, 2008.  For ease of reference, the Staff comment is reprinted below in italics and is followed by the response of the Company.

Form 10-Q for the period ended March 31, 2007

Item 1.  Financial Information

Notes to Consolidated Financial Statements

Note 15 — Fair Value of Financial Instruments, page 35

1.                                       We note your response to comment four from our letter dated May 27, 2008.  Please be advised that if in the future your impaired loans are measured based on the fair value of the underlying collateral, the fair value of the impaired loan will be measured on a recurring basis as the practical expedient will be utilized. Under paragraph C18 of SFAS 157, when the practical expedient is used, the guidance in SFAS 157 is applicable to the measurement of impaired loans.

                                                Response:

                                                The Company agrees that for impaired loans where impairment is measured based on the fair value of the underlying collateral, the practical expedient is utilized and, in accordance with paragraph C-18 of SFAS 157, loans therefore are subject to the measurement and disclosure requirements of SFAS 157.

                                                The Company follows the guidance in paragraph 16 of SFAS 114 for valuing impaired loans subsequent to an initial impairment.  This requires a creditor that measures impairment based on the fair value of an impaired collateral dependant loan to adjust the valuation allowance only if there is a significant change in that basis.

                                                Therefore, the Company only measures the fair value of its impaired loans in periods subsequent to the initial measurement of an impairment, when events or circumstances indicate that there is a significant change in that fair value.  The Company believes this is not a regular or predictable occurrence and thus represents a nonrecurring measurement which coincides with paragraph 33 of SFAS 157 which cites impaired assets as an example of assets measured at fair value on a nonrecurring basis.

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                Should you require additional information, or if you have any questions about the contents of this letter, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner
Kathleen L. Werner

cc:                     Catherine D. Rice, iStar Financial Inc.
Timothy C. Conlon, PricewaterhouseCoopers LLP